Exhibit F

Execution Version

INDUSTRIAL AND COMMERCIAL BANK OF
CHINA LIMITED, NEW YORK BRANCH

725 Fifth Avenue, 20/F
New York, NY 10022

CONFIDENTIAL

December 6, 2015

BTG Hotels (Group) Co., Ltd.

51 Fuxingmennei Avenue
Xicheng District, Beijing 100031
People’s Republic of China

BTG Hotels Group (HONGKONG) Holdings Co., Limited

51 Fuxingmennei Avenue
Xicheng District, Beijing 100031
People’s Republic of China

Project H
Commitment Letter

Ladies and Gentlemen:

You have advised Industrial and Commercial Bank of China Limited acting through its New York Branch (“ICBC NY”, “we”, “us”, the “Commitment Party or the “Initial Lender”) that BTG Hotels Group (HONGKONG) Holdings Co., Limited, a Hong Kong company (“HoldCo”), formed at the direction of BTG Hotels (Group) Co., Ltd. (the “Sponsor”) intends to consummate the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”) and the Fee Letter. This commitment letter, the Transaction Description and the Term Sheet, are collectively referred to as the “Commitment Letter.”

1.	Commitments.

In connection with the Transactions, ICBC NY is pleased to advise you of its commitment to provide 100% of the aggregate principal amount of the Term Facility, subject only to the satisfaction of the conditions set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein).

2.	Titles and Roles.

It is agreed that the Commitment Party will act as (i) the lead arranger for the Term Facility (the “Lead Arranger”), and (ii) the administrative agent and off-shore collateral agent for the Term Facility (in such capacity, the “Administrative Agent”).

3.	[Reserved.]

4.	Information.

You hereby represent and warrant that (a) all written information and written data (such information and data, other than (i) customary financial estimates, forecasts and other projections delivered to us by you (the “Projections”) and (ii) information of a general economic or industry specific nature, the “Information”) (in the case of Information regarding the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge), that has been or will be made available to the Commitment Party directly or indirectly by you, the Sponsor, the Target or by any of your or their respective subsidiaries or representatives, in each case, on your or their behalf in connection with the transactions contemplated hereby, is or will be, when furnished and taken as a whole, correct in all material respects and does not or will not, when furnished and taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto provided to the Commitment Party from time to time) and (b) the Projections that have been or will be made available to the Commitment Party by you or by any of your subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished to the Commitment Party; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and the Projections such that such representations and warranties are correct in all material respects under those circumstances (or, in the case of the Information relating to the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge, such representations and warranties are correct in all material respects under those circumstances).

5.	Fees.

As consideration for the commitments of the Initial Lender hereunder and for the agreement of the Lead Arranger to perform the services in arranging the Term Facility, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and in the Fee Letter dated the date hereof and delivered herewith with respect to the Term Facility (the “Fee Letter”). Once paid, such fees shall not be refundable under any circumstances, except as expressly set forth herein or therein or as otherwise separately agreed to in writing by you and us.

6.	Conditions.

The commitments of the Initial Lender hereunder to fund the Term Facility on the date of both the consummation of the Acquisition and the initial funding under the Term Facility (the date of such consummation and funding, the “Closing Date”) and the agreements of the Lead Arranger to perform the services described herein are subject solely to the satisfaction of the conditions set forth in Exhibit C hereto, and upon satisfaction (or waiver by the Commitment Party) of such conditions, the initial funding of the Term Facility shall occur.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Term Facility Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties the accuracy of which shall be a condition to the availability and funding of the Term Facility on the Closing Date shall be (a) such of the representations made by, or with respect to, the Target and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that you (or your affiliate) have the right (taking into account any applicable cure provisions) to terminate your (and/or its) obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms thereof) as a result of a breach of such representations in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (b) the Specified Representations (as defined below) made in the Term Facility Documentation and (ii) the terms of the Term Facility Documentation shall be in a form such that they do not impair the availability or funding of the Term Facility on the Closing Date if the applicable conditions set forth in the conditions set forth in the section entitled “Conditions to Initial Borrowing” in Exhibit B hereto (limited on the Closing Date as indicated therein) and in Exhibit C hereto are satisfied (or waived by the Commitment Party) (provided that to the extent any security interest in any Collateral is not or cannot be provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interests in assets with respect to which a lien may be perfected by the filing of a financing statement or other similar statement under the Uniform Commercial Code or Cayman Islands laws; provided that certificated equity securities of the subsidiaries of the Borrower will only be required to be delivered on the Closing Date to the extent received from the Target so long as you have used commercially reasonable efforts to obtain them on the Closing Date) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the availability of the Term Facility on the Closing Date, but instead shall be required to be delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agent and the Borrower acting reasonably, but no later than (i) five Business Days (to be defined under the Term Facility Documentation) after the Closing Date with respect to certificated equity securities of subsidiaries of the Borrower and (ii) otherwise, 90 days after the Closing Date (in each case, or such longer period as may be agreed by the Administrative Agent and the Borrower acting reasonably). For purposes hereof, “Specified Representations” means, the applicable representations and warranties applicable to the Parent, the Sponsor and the Borrower to be set forth in the Term Facility Documentation relating to organizational existence; power and authority, due authorization, execution, delivery and enforceability, in each case, related to, the entering into, borrowing under, providing credit support under, performance of, and granting of security interests in the Collateral pursuant to, the Term Facility Documentation; Federal Reserve margin regulations; Patriot Act; the use of the proceeds of the Term Facility not violating the Patriot Act, OFAC or FCPA; the Investment Company Act; the incurrence of the loans to be made under the Term Facility and the provision of the Keepwell Agreement, in each case under the Term Facility, and the granting of the security interests in the Collateral to secure the Term Facility, and the entering into of the Term Facility Documentation, do not conflict with the organizational documents of the Sponsor or the Borrower; and, subject to the proviso in clause (ii) of the immediately preceding sentence, creation, validity and perfection of security interests in the Collateral. For the avoidance of doubt, in no event shall the Specified Representations include any representation or warranty with respect to the Target or any of its subsidiaries. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

7.	Indemnity.

To induce the Commitment Party to enter into this Commitment Letter and the Fee Letter and to proceed with the Term Facility Documentation, you agree (a) to indemnify and hold harmless the Commitment Party, its affiliates and the officers, directors, employees, agents, controlling persons, advisors and other representatives of each of the foregoing and their successors and permitted assigns (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from, or in connection with any actual or threatened claim, litigation, investigation or proceeding (including any inquiry or investigation) in connection with this Commitment Letter (including the Term Sheet), the Fee Letter, the Transactions or any related transaction contemplated hereby or thereby, the Term Facility or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to promptly reimburse after receipt of a written request, each such Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all such Indemnified Persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Person or any Related Indemnified Person (as defined below) (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of the obligations of such Indemnified Person or any Related Indemnified Person under this Commitment Letter or the Fee Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any Proceeding solely between or among Indemnified Persons not arising from any act or omission by you or any of your affiliates; provided that the Administrative Agent and the Lead Arranger to the extent fulfilling their respective roles as an agent or arranger under the Term Facility and in their capacities as such, shall remain indemnified in such Proceedings to the extent that none of the exceptions set forth in any of clauses (i) or (ii) of the immediately preceding proviso applies to such person at such time and (b) to reimburse the Commitment Party on the Closing Date (to the extent you have been provided an invoice therefor at least three (3) Business Days prior to the Closing Date, for all reasonable and documented or invoiced out-of-pocket expenses (including but not limited to expenses of the Commitment Party’s consultants’ fees (to the extent any such consultant has been retained with your prior written consent (not to be unreasonably withheld or delayed)), travel expenses and reasonable fees, disbursements and other charges of one firm of counsel to the Commitment Party, the Lead Arranger, and the Administrative Agent identified in the Term Sheet (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnified Person), and, if necessary, of a single firm of local counsel to the Commitment Party in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) and of such other counsel retained with your prior written consent (not to be unreasonably withheld or delayed)), in each case incurred in connection with the Term Facility and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Term Facility Documentation and any security arrangements in connection therewith (collectively, the “Expenses”); provided that notwithstanding the foregoing, only one inventory appraisal and one field exam in each relevant jurisdiction shall be included in the definition of Expenses. The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby by the applicable provisions contained in the Term Facility Documentation upon execution thereof and thereafter shall have no further force and effect. You acknowledge that the Indemnified Persons may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from the gross negligence, bad faith, material breach or willful misconduct of such Indemnified Person or any Related Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) none of you (or any of your subsidiaries), the Target (or any of its subsidiaries) or any Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Fee Letter, the Transactions (including the Term Facility and the use of proceeds thereunder), or with respect to any activities related to the Term Facility, including the preparation of this Commitment Letter, the Fee Letter and the Term Facility Documentation; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification under the first paragraph of this Section 7; and (iii) none of you (or any of your subsidiaries), the Target (or any of its subsidiaries) or any Indemnified Person shall be liable for any claims between or among Indemnified Persons that do not involve any acts or omissions of the Sponsor, the Parent or the Borrower.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction against one or more Indemnified Persons in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 7.

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed) (it being understood that the withholding of consent due to non-satisfaction of any of the conditions described in clauses (i), (ii) and (iii) of this sentence shall be deemed reasonable), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes a full and unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability, wrong doing or a failure to act by or on behalf of any Indemnified Person and (iii) contains customary confidentiality provisions with respect to the terms of such settlement. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 7 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

“Related Indemnified Person” of an Indemnified Person means (1) any controlling person or any controlled affiliate of such Indemnified Person, (2) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or any of its controlled affiliates and (3) the respective agents, advisors and representatives of such Indemnified Person or any of its controlling persons or any of its controlled affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Person, controlling person or such controlled affiliate (it being understood and agreed that any agent, advisor or representative of such Indemnified Person or any of its controlling persons or any of its controlled affiliates engaged to represent or otherwise advise such Indemnified Person, controlling person or controlled affiliate in connection with the Transactions shall be deemed to be acting at the instruction of such person).

8.	Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Party and its affiliates may be providing debt financing, equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Target and your and their respective subsidiaries and affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Party and its affiliates will not use confidential information obtained from you, the Target or any of your or its subsidiaries or affiliates by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you, the Target or any of your or its subsidiaries or affiliates in connection with the performance by them or their affiliates of services for other persons, and the Commitment Party and its affiliates will not furnish any such information to other persons, except to the extent permitted below. You also acknowledge that the Commitment Party and its affiliates do not have any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, the Target or any of your or its subsidiaries or affiliates confidential information obtained by them from other persons.

You further acknowledge that certain of the Commitment Party’ affiliates are full service securities firms engaged, either directly or through their affiliates, in various activities, including securities trading, commodities trading, investment management, financing and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, such affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of you (and your affiliates), the Target, the Target’s customers or competitors and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. The Commitment Party and its affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you (and your affiliates), the Borrower, the Target or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities or other trading with any thereof.

The Commitment Party and its affiliates may have economic interests that conflict with those of the Target and you and your and its respective subsidiaries and affiliates and are under no obligation to disclose any conflicting interest to you, the Target and the Borrower and your and their respective subsidiaries and affiliates. You agree that the Commitment Party will act under this Commitment Letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between such Commitment Party and its respective affiliates, on the one hand, and you, the Borrower and the Target, your and their respective equity holders or your and their respective subsidiaries and affiliates, on the other hand. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Party and its affiliates, on the one hand, and you, on the other, (ii) in connection therewith and with the process leading to such transaction the Commitment Party and its applicable affiliates (as the case may be) is acting solely as a principal and not as agents or fiduciaries of you, the Borrower, the Target, your and their respective management, equity holders, creditors, subsidiaries, affiliates or any other person, (iii) the Commitment Party and its applicable affiliates (as the case may be) have not assumed an advisory or fiduciary responsibility or any other obligation in favor of you, the Target or your or its respective affiliates with respect to the financing transactions contemplated hereby, the exercise of the remedies with respect thereto or the process leading thereto (irrespective of whether such Commitment Party or any of its affiliates has advised or is currently advising you, the Borrower, or the Target or any of your or their respective affiliates on other matters) and no Commitment Party has any obligation to you, the Target, the Borrower or your or their respective affiliates with respect to the transactions contemplated hereby except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) the Commitment Party and its affiliates have not provided any legal, accounting, regulatory or tax advice and you have consulted your own legal and financial advisors to the extent you deemed appropriate.

You further acknowledge and agree that you are responsible for making your own independent judgment with respect to such transactions and the process leading thereto. You agree that you will not claim that the Commitment Party or their applicable affiliates, as the case may be, have rendered advisory services of any nature or respect, or owe a fiduciary, agency or similar duty to you or your affiliates, in connection with such transactions or the process leading thereto.

Furthermore, without limiting any provision set forth herein, you waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates for breach of fiduciary duty or alleged breach of fiduciary duty and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors.

9.	Confidentiality.

You agree that you will not disclose, directly or indirectly, the Fee Letter or the contents thereof or, prior to your acceptance hereof, this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or the activities of any Commitment Party pursuant hereto or thereto, to any person or entity without the prior written approval of the Lead Arranger (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to your and your affiliates’ officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Commitment Party consents in writing to such proposed disclosure or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter (but not the Fee Letter or the contents thereof) and the contents hereof to the Target, its subsidiaries and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) (but not the Fee Letter or the contents thereof) in connection with any public or regulatory filing requirement relating to the Transactions, (iii) you may disclose the aggregate fee amount contained in the Fee Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in offering and marketing materials for the Term Facility or in any public or regulatory filing requirement relating to the Transactions (and only to the extent aggregated with all other fees and expenses of the Transactions and not presented as an individual line item unless required by applicable law, rule or regulation), and (iv) if the fee amounts payable pursuant to the Fee Letter and such other portions as mutually agreed have been redacted in a manner reasonably agreed by us (including the portions thereof addressing fees payable to the Commitment Party and/or the Lenders), you may disclose the Fee Letter and the contents thereof to the Target, its subsidiaries and its officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis.

The Commitment Party and its affiliates will use all non-public information provided to any of them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent such Commitment Party and its affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction, or purporting to have jurisdiction over, such Commitment Party or any of its affiliates (in which case such Commitment Party agrees (except with respect to any audit or examination conducted by bank accountants or any governmental or regulatory (including self-regulatory) authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (d) to the extent that such information is or was received by such Commitment Party or any of its Related Parties from a third party that is not, to such Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Target or any of your or their respective subsidiaries, (e) to the extent that such information is independently developed by such Commitment Party or any of its Related Parties without the use of any confidential information, (f) to such Commitment Party’s affiliates and to its and their respective directors, officers, employees, legal counsel, independent auditors, professionals and other experts or agents who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (with each such Commitment Party, to the extent within its control, responsible for such person’s compliance with this paragraph) (such related persons described in this clause (f), collectively, the “Related Parties”), (g) to potential or prospective Lenders, hedge providers, participants or assignees, (h) for purposes of establishing a “due diligence” defense, (i) to the extent you consent in writing to any specific disclosure, or (j) to the extent such information was already in such Commitment Party’s possession prior to any duty or other understanding of confidentiality entered into in connection with the Transactions; provided that for purposes of clause (g) above, (i) the disclosure of any such information to any Lenders, hedge providers, participants or assignees or prospective Lenders, hedge providers, participants or assignees referred to above shall be made subject to the acknowledgment and acceptance by such Lender, hedge provider, participant or assignee or prospective Lender, hedge provider, participant or assignee that such information is being disseminated on a confidential basis (on substantially the terms set forth in this paragraph or as is otherwise reasonably acceptable to you and such Commitment Party) in accordance with customary market standards for dissemination of such type of information, which shall in any event require “click through” or other affirmative actions on the part of recipient to access such information and (ii) no such disclosure shall be made by such Commitment Party to any person that is at such time any prospective Lender without your prior written consent. In the event that the Term Facility are funded, the Commitment Party’s and its affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the Term Facility Documentation upon the initial funding thereunder to the extent that such provisions are binding on such Commitment Party.

The confidentiality provisions set forth in this Section 9 shall survive the termination of this Commitment Letter and (other than your obligations with respect to the Fee Letter) shall expire and shall be of no further effect after the second anniversary of the date hereof.

10.	Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void). This Commitment Letter and the commitments hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). Subject to the limitations set forth in Section 3 above, the Commitment Party reserves the right to employ the services of its respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their affiliates or branches certain fees payable to such Commitment Party in such manner as such Commitment Party and its respective affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of, such Commitment Party hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Commitment Party and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (e.g., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter (including the exhibits hereto), together with the Fee Letter, (i) are the only agreements that have been entered into among the parties hereto with respect to the Term Facility and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Term Facility and sets forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Term Facility Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitments provided hereunder are subject to conditions precedent as provided herein.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “PATRIOT Act”), we and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower and its affiliates, which information may include their names, addresses, tax identification numbers and other information that will allow each of us to identify the Borrower, the Sponsor and the Parent in accordance with the PATRIOT Act. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each of us and the Lenders. You hereby acknowledge and agree that the Lead Arranger shall be permitted to share any and all such information with the Lenders.

The indemnification, compensation, reimbursement, jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein and in the Fee Letter and the provisions of Section 8 of this Commitment Letter shall remain in full force and effect regardless of whether the Term Facilities Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Initial Lender’ commitments hereunder; provided that your obligations under this Commitment Letter (except as specifically set forth in the third through seventh paragraphs of Section 3 and the penultimate sentence of Section 4, and other than your obligations with respect to the confidentiality of the Fee Letter and the contents thereof and your obligations to pay the unpaid Underwriting Fee pursuant to the Fee Letter) shall automatically terminate and be superseded by the provisions of the Term Facility Documentation upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Initial Lender’s commitments with respect to any of the Term Facility (or any portion thereof) at any time subject to the provisions of the preceding sentence (any such commitment termination shall reduce the commitments of each Initial Lender on a pro rata basis based on their respective commitments to the Term Facility as of the date hereof).

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Commitment Party (or its legal counsel) executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on December 6, 2015. The Initial Lender’s commitments and the obligations of the Commitment Party hereunder will expire at such time in the event that the Commitment Party (or their legal counsel) have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter and the Fee Letter at or prior to such time, we agree to hold our commitment to provide the Term Facility and our other undertakings in connection therewith available for you until the earliest of (i) the end of a nine (9) months period starting from the date on which you execute this Commitment Letter, (ii) after execution of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you in a signed writing in accordance with its terms (or your written confirmation or public announcement thereof), (iii) the consummation of the Acquisition without the funding of the Term Facility and (iv) 11:59 p.m., New York City time, on the date that is five business days after the Termination Date (as defined in the Acquisition Agreement as of the date hereof) (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitments of the Commitment Party hereunder and the agreement of the Commitment Party to provide the services described herein shall automatically terminate unless the Commitment Party shall, in their sole discretion, agree to an extension in writing.

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We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

INDUSTRIAL AND COMMERCIAL BANK OF CHINA LIMITED, NEW YORK BRANCH

By:	/s/ Yuqiang Xiao
	Name:	Yuqiang Xiao
	Title:	General Manager

ICBC – Project Harmony – Commitment Letter

Accepted and agreed to as of the date first above written:

BTG HOTELS (GROUP) CO., LTD.
By:	/s/ Rungang Zhang
	Name:	Rungang Zhang
	Title:	Chairman of Board of Directors

BTG HOTELS GROUP (HONGKONG) HOLDINGS CO., LIMITED

By:	/s/ Rungang Zhang
	Name:	Rungang Zhang
	Title:	Director

ICBC – Project Harmony – Commitment Letter

EXHIBIT A

Project H
Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter (the “Commitment Letter”) to which this Exhibit A is attached or in the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

BTG Hotels Group (HONGKONG) Holdings Co., Limited, a company newly organized under the laws of Hong Kong (“HoldCo”) at the direction of BTG Hotels (Group) Co., Ltd. (the “Sponsor”), intends to acquire (the “Acquisition”), directly or indirectly through a wholly-owned subsidiary, all of the equity securities of the entity previously identified to us and code-named “H” (the “Target”) other than those held by certain equity holders (the “Rollover Shareholders”) as set forth in Appendix I to the Acquisition Agreement (as defined below), from the public equity holders thereof (collectively, the “Sellers”). HoldCo intends to consummate the Acquisition pursuant to the Agreement and Plan of Merger, dated on or about the date hereof (together with all exhibits, schedules and other disclosure letters thereto, collectively, as amended, the “Acquisition Agreement”) by and among HoldCo, BTG Hotels Group (CAYMAN) Holding Co., Ltd. (“Merger Sub”), a newly formed wholly-owned direct subsidiary of HoldCo, the Target and, solely for the purposes specified therein, BTG Hotels (Group) Co., Ltd. pursuant to which Merger Sub will merge with and into the Target, with the Target being the surviving entity, the Sellers will receive cash in exchange for a majority of the issued and outstanding equity interests (and, for the avoidance of doubt, excluding those held by the Rollover Shareholders) in the Target (collectively, the “Acquisition Consideration”) and the HoldCo will, after giving effect to the Acquisition, become the majority shareholder of the Target.

In connection with the foregoing, it is intended that:

a)	HoldCo will obtain up to $1.2 billion under a senior secured term loan facility (the “Term Facility”) described in Exhibit B to the Commitment Letter; and

d)	The proceeds of the Term Facility will be applied solely (i) to pay the Acquisition Consideration and (ii) to pay the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”) (the amounts set forth in clauses (i) and (ii) above, collectively, the “Acquisition Funds”).

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

EXHIBIT B

Project H
$1.2 Billion Senior Secured Term Loan Facility
Summary of Principal Terms and Conditions1

Borrower:	HoldCo (the “Borrower”).

Parent	Beijing Tourism Group Co., Ltd. (the “Parent”)

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Administrative Agent and Collateral Agents:	ICBC NY will act as the administrative agent (the “Administrative Agent”) and off-shore collateral agent for the Lenders, and will perform the duties customarily associated with such roles.

Lead Arranger:	The Commitment Party will act as the lead arranger (the “Lead Arranger”) for the Term Facility and will perform the duties customarily associated with such roles.

Documentation Agent:	The Commitment Party will act as the documentation agent for the Term Facility and will perform the duties customarily associated with such role.

Term Facility:	A senior secured term loan facility in an aggregate principal amount of up to $1.2 billion (the “Term Facility”). The loans under the Term Facility are referred to as the “Term Loans”. The Initial Lender and any other lenders under the Term Facility are referred to as the “Lenders”.

Purpose:	The proceeds of borrowings under the Term Facility will be used by the Borrower on the Closing Date, together with the proceeds from the equity contribution to the Borrower, solely to pay the Acquisition Funds (including at the Borrower’s election, to fund any upfront fees required in the Fee Letter).

Availability:	The full amount of the Term Facility must be drawn in a single drawing on the Closing Date which shall not be later than the Termination Date defined in the Acquisition Agreement. Amounts borrowed under the Term Facility that are repaid or prepaid may not be reborrowed.

Interest Rates and Fees:	As set forth on Annex I hereto.

Default Rate:	During the continuance of an event of default, with respect to overdue principal, at the applicable interest rate plus 2% per annum, and with respect to any other overdue amount (including overdue interest), at the prime rate of the Administrative Agent plus 2% per annum, which, in each case, shall be payable on demand.

Final Maturity and Amortization:	The Term Facility will mature on the date that is one (1) year after the Closing Date and its then outstanding aggregate principal amount will be payable on the maturity date.

1 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Term Facility Term Sheet is attached, including Exhibits A and C thereto.

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Credit Support	Subject to the Limited Conditionality Provisions, all the Secured Obligations will enjoy the benefit of a Keepwell and Liquidity Support Agreement (the “Keepwell Agreement”) delivered by the Parent.

Security:	Subject to the limitations set forth below in this section and the Limited Conditionality Provisions, all obligations of the Borrower under the Term Facility (collectively, the “Secured Obligations”) will be secured by a perfected first priority pledges of all the equity interests held by BTG Hotels (Group) Co., Ltd. directly or indirectly in the Target (including the Target as the surviving entity of the merger with the Merger Sub) (the “Collateral”) on or as expeditiously as possible after the Closing Date in favor of ICBC NY as Offshore Collateral Agent for the benefit of the Lenders. The pledges of and security interests in and mortgages of the Collateral granted by the Borrower and Sponsor shall secure the Secured Obligations.

Mandatory Prepayments:	Subject to customary mandatory prepayments provisions to be triggered by profits distributions by Borrower or its subsidiaries, issuances of debt obligations or equity securities by Borrower or its subsidiaries, and events related to disposal of assets of Borrower or its subsidiaries (to be defined in the Term Facility Documentation), with exceptions to be agreed in the Term Facility Documentation.

Mandatory prepayments shall be applied, without premium or penalty, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period.

Voluntary Prepayments:	Voluntary prepayments of borrowings under the Term Facility will be permitted at any time in minimum principal amounts to be agreed, subject to reimbursement of the Lenders’ redeployment costs in the case of a prepayment of Adjusted LIBOR borrowings other than on the last day of the relevant interest period, without premium or penalty; provided that the Borrower must give the Administrative Agent written notice no less than three (3) Business Days prior to the requested prepayment date and the amount of each voluntary prepayment must be no less than $5 million and in integral multiples of $1 million.

All voluntary prepayments of the Term Facility will be applied as directed by the Borrower (and absent such direction, in direct order of maturity), including to any class of extending or existing Term Loans in such order as the Borrower may designate.

Conditions to Initial Borrowing:	Subject to the Limited Conditionality Provisions set forth in the Commitment Letter, conditions precedent to the initial borrowing under the Term Facility will be subject solely to the conditions set forth in Section 6 of and Exhibit C to the Commitment Letter.

Term Facility Documentation:	The definitive financing documentation for the Term Facility will be under a credit agreement and related documentation (collectively, the “Term Facility Documentation”) and shall contain the terms set forth in this Exhibit B and, to the extent any other terms are not expressly set forth in this Exhibit B, will (i) be negotiated promptly in good faith, and (ii) contain only those conditions, representations, events of default and covenants set forth in this Exhibit B and such other terms as the Borrower and the Lead Arranger shall reasonably agree; it being understood and agreed that the Term Facility Documentation shall be based on and substantially consistent with transaction documents for a comparable financing of a going private transaction involving a company publicly listed in the U.S. and shall include the related security, pledge, collateral and keepwell agreements executed and/or delivered in connection therewith.

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Representations and Warranties:	Limited to the following (to be applicable to the Borrower, the Target and its restricted subsidiaries only): organizational status and good standing; power and authority, due authorization, qualification, execution, delivery and enforceability of Term Facility Documentation; with respect to the execution, delivery and performance of the Term Facility Documentation, no violation of, or conflict with, material law, organizational documents or material agreements; compliance with material law (including environmental laws); litigation; margin regulations; material governmental and third party approvals with respect to the execution, delivery and performance of the Term Facility; Investment Company Act; accurate and complete disclosure; accuracy of historical financial statements (including pro forma financial statements based on historical balance sheets); since the Closing Date, no Material Adverse Effect (as defined below); taxes; insurance; ERISA; PATRIOT Act; OFAC; FCPA; subsidiaries; intellectual property; use of proceeds; status of Term Facility as “senior debt” and “designated senior debt” (if applicable); ownership of properties; creation, perfection and priority of liens and other security interests; the Acquisition Agreement containing all terms of the Acquisition; the receipt by the Administrative Agent of accurate and complete equity documents evidencing equity contribution; subject, where applicable, in the case of each of the foregoing representations and warranties, to qualifications and limitations for materiality to be provided in the Term Facility Documentation.

“Material Adverse Effect” shall mean any event, circumstance or condition that has had or would reasonably be expected to have a material and adverse effect on (a) the business or financial condition of Borrower and its restricted subsidiaries, taken as a whole, (b) the ability of the Sponsor, the Parent and the Borrower and its subsidiaries, taken as a whole, to perform their payment obligations under the Term Facility Documentation or (c) the rights and remedies of the Administrative Agent and the Lenders under the Term Facility Documentation.

Financial Covenants:

The following financial covenants of the Target shall be tested as of the end of each quarter, beginning from December 31, 2015:

Leverage Ratio: the ratio of all financial indebtedness to total EBITDA shall not exceed 7.00 : 1.00.

Interest Coverage Ratio: the ratio of total EBITDA to total interest expenses shall be not less than 12.00 : 1.00.

Consolidated Tangible Net Worth will not at any time be less than $200 million ($200,000,000).

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Affirmative Covenants:	Limited to the following (to be applicable to the Borrower, the Target and its restricted subsidiaries only): delivery of annual audited and quarterly unaudited consolidated financial statements (which may be prepared under GAAP as applied in the United States of America or under GAAP as applied in the People’s Republic of China) of the Target within 120 days of the end of a fiscal year ending after the Closing Date and 60 days of the end of the first three fiscal quarters of a fiscal year and, in connection with the annual financial statements, an annual audit opinion from nationally recognized auditors that is not subject to any qualification as to “going concern” or scope of the audit (other than any exception or explanatory paragraph, but not a qualification, that is expressly solely with respect to, or expressly resulting solely from, (i) an upcoming maturity date under the Term Facility occurring within one year from the time such opinion is delivered or (ii) any potential inability to satisfy a financial maintenance covenant on a future date or in a future period), annual budget reports in the form customarily prepared by the Borrower (or otherwise as provided to its equity holders) (with delivery time periods to be consistent with the delivery requirements for the audited annual financial statements), officers’ compliance certificates and other information reasonably requested by the Administrative Agent; notices of defaults, material litigation and material ERISA events (if applicable); quarterly lender calls; inspections by the Administrative Agent (subject to frequency (so long as there is no ongoing event of default) and cost reimbursement limitations); maintenance of property (subject to casualty, condemnation and normal wear and tear) and customary insurance; maintenance of existence and corporate franchises, rights and privileges; maintenance and inspection of books and records; payment of taxes and similar claims; compliance with laws and regulations (including ERISA, environmental, Patriot Act, OFAC and FCPA); additional Collateral (subject to limitations set forth under “Security” above) and related required actions; use of proceeds; changes in lines of business; changes of fiscal year; designation (and redesignation) of unrestricted subsidiaries; and further assurances on collateral matters, subject, where applicable, in the case of each of the foregoing covenants, to exceptions and qualifications to be provided in the Term Facility Documentation; the making no later than the tenth (10th) Business Day prior to each Interest Payment Date of cash deposit in a depositary account (the “Interest Reserve Account”) maintained with ICBC NY in an amount not less than the total interest and fees due and payable by the Borrower under the Term Facility on such Interest Payment Date (to be defined in the Term Facility Documentation), which deposit shall be designated for the payment and repayment of the Secured Obligations; except for any ownership interest of the Borrower held by the Parent (or any subsidiary of the Parent) pursuant to the Keepwell Agreement, the Sponsor’s direct holding of 100% of all ownership interest of the Borrower, and the Borrower’s holding of majority ownership interest of the Target.

Negative Covenants:	Limited to the following (to be applicable to the Borrower, Target and its restricted subsidiaries):

a) limitations on the incurrence of debt (which shall permit, among other things, (i) the indebtedness under the Term Facility and any permitted refinancings thereof, (ii) non-speculative hedging arrangements, (iii) any indebtedness of the Target and its subsidiaries incurred prior to the Closing Date which remains outstanding and is permitted to remain outstanding under the Acquisition Agreement and any permitted refinancings thereof, (iv) purchase money indebtedness and capital leases in an amount to be agreed, (v) indebtedness arising from agreements providing for adjustments of purchase price or “earn outs” entered into in connection with acquisitions, (vi) other unsecured senior, senior subordinated or subordinated indebtedness subject to the consent of the Administrative Agent, (vii) indebtedness of the Borrower arising under the Keepwell Agreement when applicable and (viii) other customary exceptions);

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b) limitations on liens, including, among other things, liens securing indebtedness pursuant clause (a)(iii) above (which shall permit, among other things, liens securing (i) the Term Facility and permitted refinancing thereof, (ii) any liens of the Target and its subsidiaries incurred prior to the Closing Date which remain outstanding and are permitted to remain outstanding under the Acquisition Agreement, (iii) the permitted refinancing to be effective pursuant to clause (a)(iii) above and in favor of a branch or a subsidiary of Industrial and Commercial Bank of China Limited, (iv) permitted purchase money indebtedness or capital leases in each case permitted to be incurred pursuant to clause (a)(iv) above, and (v) other customary exceptions;

c) limitations on fundamental changes (including, without limitation, the reduction of registered and issued capital of the Borrower and the Target);

d) limitations on asset sales (including sales of subsidiaries), sale and lease back transactions and other asset disposal (to be defined in the Term Facility Documentation), subject to materiality threshold of 5% in the aggregate of all the assets of the applicable party (which shall permit, among other things, dispositions of property for Fair Market Value (to be defined in the Term Facility Documentation) and dispositions to the extent that net cash proceeds of such disposition are reinvested in assets of the Borrower);

e) limitations on investments and acquisitions, which subject to (i) exception of the purchase of any equity interests in the Target from any of the Rollover Shareholders, or any other party and (ii) customary baskets to be agreed under the Term Facility Documentation;

f) limitations on dividends or distributions on, or redemptions of, the Borrower’s equity (which shall permit, among other things, (i) customary payments or distributions to pay the tax liabilities of any direct or indirect parent, to the extent such payments cover taxes that are attributable to the activities of the Borrower or its subsidiaries or such parent’s ownership of the Borrower or its subsidiaries and are net of any payments already made by the Borrower and its subsidiaries, (ii) payment of legal, accounting and other ordinary course corporate overhead or other operational expenses of any such parent not to exceed an amount to be agreed in any fiscal year and for the payment of franchise or similar taxes and (iii) subject to no continuing event of default, customary distributions necessary to pay advisory, refinancing, subsequent transaction and exit fees and other taxes, overhead expenses of direct and indirect parents of the Borrower attributable to the ownership of the Borrower and its subsidiaries;

g) limitations on prepayments or redemptions of any subordinated indebtedness for borrowed money or any indebtedness for borrowed money secured on a junior basis to the Term Facility;

h) limitations on negative pledge clauses;

i) limitations on transactions with affiliates; and

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j) limitations on opening bank accounts.

Financial Definitions:	The financial definitions in the Term Facility Documentation shall be consistent with the transaction documents for a comparable financing of a going private transaction involving a company publicly listed in the U.S.

Events of Default:	Limited to the following (to be applicable to the Borrower, the Target and their restricted subsidiaries only, and to the Parent and the Sponsor only to the extent expressly set forth below) and subject to the Limited Conditionality Provisions: nonpayment of principal when due; nonpayment by the Parent of amounts under the Keepwell Agreement when due; nonpayment of interest or other amounts after a customary five business day grace period; violation of covenants (subject, in the case of affirmative covenants (other than use of proceeds, notices of default and maintenance of Borrower’s and the Target’s existence), to a thirty-day grace period); incorrectness of representations and warranties in any material respect (subject to a thirty-day grace period in the case of misrepresentations that are capable of being cured); cross default and cross acceleration to indebtedness (including of the Parent and the Sponsor) of an amount in excess of Renminbi 50,000,000 (or the dollar equivalent of such amount); bankruptcy or other similar events of the Parent, the Sponsor, the Borrower, or the Target or the Borrower’s or the Target’s significant restricted subsidiaries (with a 60 day grace period for involuntary events); monetary judgments of an amount in excess of an amount to be agreed; ERISA or similar events (if applicable); actual or asserted (in writing) invalidity of material provisions of any Term Facility Documentation or security interest in Collateral or of the Keepwell Agreement; the failure of the Parent to be the largest shareholder of the Sponsor or to hold at least 35% of the issued and outstanding equity interests of the Sponsor; material adverse change; expropriation; material litigation; and qualification of audited financial statements.

Voting:	Amendments and waivers of the Term Facility Documentation will require the approval of Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Term Facility (the “Required Lenders”), except that (i) the consent of each Lender directly and adversely affected thereby shall be required with respect to: (A) increases in the commitment of such Lender (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment shall not constitute an extension or increase of any commitment), (B) reductions or forgiveness of principal (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment or commitment reduction shall not constitute a reduction or forgiveness in principal), interest (other than a waiver of default interest), premiums or fees and (C) extensions of scheduled amortization payments or final maturity (it being understood that a waiver of any condition precedent or the waiver of any default, event of default or mandatory prepayment or commitment reduction shall not constitute an extension of any maturity date) or the date for the payment of interest, premiums or fees, (ii) the consent of 100% of the Lenders will be required with respect to (A) modifications to any of the voting percentages and (B) releases of all or substantially all of the value of the Sponsor and the Parent or releases of all or substantially all of the Collateral and (iii) customary protections for the Administrative Agent will be provided. Defaulting lenders shall not be included in the calculation of the Required Lenders.

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The Term Facility Documentation shall contain customary provisions for replacing defaulting lenders and terminating their commitments, replacing Lenders claiming increased costs, tax gross ups and similar required indemnity payments and replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all Lenders or of all Lenders directly affected thereby so long as Lenders holding more than 50% of the aggregate amount of the Term Loans shall have consented thereto.

Cost and Yield Protection:	The Term Facility Documentation will include customary tax gross-up, cost and yield protection provisions; provided that the gross-up and yield protection provisions in respect of taxes will be updated as necessary to reflect current market practice for facilities and transactions of this type.

Assignments and Participations:	After the Closing Date, the Lenders will be permitted to assign loans and/or commitments under the Term Facility with the consent of the Borrower in its sole discretion.

Expenses and Indemnification:	The Borrower shall pay all reasonable and documented or invoiced out-of-pocket costs and expenses of the Administrative Agent and the Commitment Party associated with their due diligence investigation and the preparation, execution and delivery, administration, amendment, modification, waiver and/or enforcement of the Term Facility Documentation (including the reasonable fees, disbursements and other charges of counsel identified herein, a single local counsel in each relevant jurisdiction or otherwise retained with the Borrower’s consent (such consent not to be unreasonably withheld, conditioned or delayed) and to consultants (to the extent retained with Borrower’s consent (such consent not to be unreasonably withheld, conditioned or delayed)).

The Borrower will indemnify the Administrative Agent, the Commitment Party and the Lenders and their affiliates, and the officers, directors, employees, advisors, agents, controlling persons and other representatives of the foregoing and their successors and permitted assigns (each, an “Indemnified Party”), and hold them harmless from and against any and all losses, claims, damages and liabilities of any kind or nature and the reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing (including the reasonable fees, disbursements and other charges of a single firm of counsel for all Indemnified Parties, taken as a whole, and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all Indemnified Parties taken as a whole (and, in the case of an actual or perceived conflict of interest, where the Indemnified Party(s) affected by such conflict notifies the Borrower of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected indemnified person)) of any such Indemnified Party arising out of, resulting from or in connection with, any claim, litigation, investigation or other proceeding (including any inquiry or investigation of the foregoing) (regardless of whether such Indemnified Party is a party thereto or whether or not such action, claim, litigation or proceeding was brought by the Borrower, its equity holders, affiliates or creditors or any other third person) relating to the Transactions, including the financing contemplated hereby; provided that no Indemnified Party will be indemnified for any loss, claim, damage, liability, cost or expense to the extent it has resulted from (i) the gross negligence, bad faith or willful misconduct of such Indemnified Party or any Related Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach by such Indemnified Party or any Related Indemnified Person of its obligations under the Term Facility (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any proceeding between and among Indemnified Parties that does not involve an act or omission by the Parent, the Sponsor, the Borrower, the Target or their restricted subsidiaries; provided that the Administrative Agent, the Lead Arranger, and any other agents, to the extent acting in their capacity as such, shall remain indemnified in respect of such proceeding, to the extent that none of the exceptions set forth in any of clauses (i) or (ii) of the immediately preceding proviso applies to such person at such time.

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Governing Law and Forum:	New York.

Counsel to the Administrative Agent and Lead Arranger:	White & Case LLP

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ANNEX I

Interest Rates:	Adjusted LIBOR plus 2.8%.

The Borrower may only elect interest periods of three months for Adjusted LIBOR borrowings.

Calculation of interest shall be on the basis of the actual days elapsed in a year of 360 days.

Interest shall be payable in arrears for loans accruing interest at a rate based on Adjusted LIBOR, at the end of each interest period and, for interest periods of greater than 3 months, every three months, and on the applicable maturity date.

“Adjusted LIBOR” is the London interbank offered rate for U.S. dollar deposits for a three month period equal to the applicable Interest Period appearing on the Reuters Screen LIBOR01 Page or such other screen as may be determined prior to the Closing Date (or otherwise on the Reuters screen) (“Published LIBOR”), adjusted for statutory reserve requirements for U.S. dollar liabilities.

EXHIBIT C

Project H
Summary of Additional Conditions2

The initial borrowings under the Term Facility shall be subject to the following conditions:

1.          No Company Material Adverse Effect (as defined in the Acquisition Agreement) shall have occurred since the date of the Acquisition Agreement.

2.          The Acquisition shall have been consummated, or substantially simultaneously with the initial borrowings under the Term Facility, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, after giving effect to any modifications, amendments, consents or waivers by you thereto, other than those modifications, amendments, consents or waivers that are materially adverse to the interests of the Lenders or the Commitment Party in their capacities as such, unless consented to in writing by the Lead Arranger (such consent not to be unreasonably withheld, delayed or conditioned); provided that (i) any reduction in the Acquisition Consideration shall not be deemed to be materially adverse to the Lenders or the Commitment Party so long as the condition in paragraph 3 below is satisfied and (ii) any increase in the Acquisition Consideration shall not be deemed to be materially adverse to the Lenders or the Commitment Party so long as such amount is paid for by an increase of the equity contribution from the Sponsor to Holdco.

3.          [Reserved].

4.          The Lead Arranger shall have received evidence that the Sponsor directly owns 100% of the ownership interest in the Borrower.

5.          The Lead Arranger shall have received (a) audited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related statements of operations, changes in shareholder’s equity and cash flows of the Target and its consolidated subsidiaries for, the three most recently completed fiscal years ended at least four (4) months prior to the Closing Date prepared in accordance with the generally applicable accounting principles in the United States and (b) an unaudited consolidated balance sheet of the Target and its consolidated subsidiaries as at the end of, and related statements of operations, changes in shareholder’s equity and cash flows of the Target and its consolidated subsidiaries for each subsequent fiscal quarter (other than the fourth fiscal quarter of any fiscal year) of the Target or its consolidated subsidiaries subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (a) and ended at least 45 days before the Closing Date (in the case of this clause (b), without footnotes) together with unaudited financial statements for the corresponding portion of the previous year, in each case, prepared in accordance with the generally applicable accounting principles in the United States.

6.          [Reserved.]

7.          Subject in all respects to the Limited Conditionality Provisions, all documents and instruments required to create and perfect the Administrative Agent’s security interest in the Collateral in respect of the Term Facility shall have been executed and delivered and, if applicable, be in proper form for filing.

2 All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Exhibit C is attached, including Exhibits A and B. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit E shall be determined by reference to the context in which it is used.

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8.          Subject in all respects to the Limited Conditionality Provisions, at least two (2) business days prior to the Closing Date, the Administrative Agent and the Lead Arranger shall have received all documentation and other information about the Borrower, the Sponsor and the Parent, in each case that shall have been reasonably requested by the Administrative Agent or the Lead Arranger in writing at least 10 business days prior to the Closing Date and that the Administrative Agent and the Lead Arranger reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

9.          The closing of the Term Facility shall have occurred on or before the Expiration Date.

10.         (i) The execution and delivery by the Borrower, the Sponsor and with respect to the Keepwell Agreement, the Parent of the applicable Term Facility Documentation (including the Keepwell Agreement by the Parent and the shares pledge agreements covering all the Collateral) which shall, in each case, be in accordance with the terms of the Commitment Letter and the Term Sheets and subject to the Limited Conditionality Provisions and (ii) delivery to the Lead Arranger of customary legal opinions, customary officer’s closing certificates, organizational documents, customary evidence of authorization and good standing certificates in jurisdictions where applicable, in each case with respect to the Borrower, the Sponsor and the Parent (in each case, to the extent applicable and other than with respect to any Insignificant Subsidiary). "Insignificant Subsidiary" means any subsidiary of the Target other than any such subsidiary that is a "significant subsidiary" of the Target within the meaning of Rule 405 of the Securities Act of 1933, as amended, in each case determined as of the date of the most recent annual report on Form 20-F of the Target files with the Securities and Exchange Commission.

11.         All fees required to be paid on the Closing Date pursuant to the Fee Letter and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three business days prior to the Closing Date (except as otherwise reasonably agreed by the Borrower), shall, upon the initial borrowings under the Term Facility, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Term Facility).

12.         The Lead Arranger shall have received a customary borrowing notice.

13.         The Specified Representations and the Specified Acquisition Agreement Representations shall be accurate in all material respects (subject to the Limited Conditionality Provisions); provided that any Specified Representations qualified by materiality shall be accurate in all respects and any Specified Acquisition Agreement Representations shall be accurate to the extent required under the Acquisition Agreement.

14.         All Requisite Regulatory Approvals (as defined in the Acquisition Agreement) shall have been obtained (subject to the Limited Conditionality Provisions) and the Lender shall have received a copy of each such Requisite Regulatory Approval to the extent such Requisite Regulatory Approval is granted in writing.

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